BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street
New York, New York 10286

March 7, 2023

BNY Mellon Investment Funds VI

240 Greenwich Street
New York, New York 10286

Re: Expense Limitation– BNY Mellon Balanced Opportunity Fund

To Whom It May Concern:

Effective March 31, 2023, BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon Balanced Opportunity Fund (the "fund"), a series of BNY Mellon Investment Funds VI (the "Trust"), as follows:

The fund's investment adviser, BNYM Investment Adviser has contractually agreed, until March 31, 2024, to waive receipt of its fees and/or assume the direct expenses of the fund so that the direct expenses of none of the fund's share classes (excluding Rule 12b-1 fees, shareholder services fees, taxes, interest expense, brokerage commissions, commitment fees on borrowings and extraordinary expenses) exceed .90%.  On or after March 31, 2024, BNYM Investment Adviser may terminate this expense limitation agreement at any time.

This Agreement may only be amended by agreement of the Trust, on behalf of the fund, upon the approval of the Board of Trustees of the Trust and BNYM Investment Adviser to increase the amount of the waiver and may only be terminated prior to March 31, 2024, in the event of termination of the Management Agreement between BNYM Investment Adviser and the Trust, with respect to the fund.

BNY MELLON INVESTMENT ADVISER, INC.

By: /s/ James Bitetto
                                                               James Bitetto

               Secretary

Accepted and Agreed To:

BNY Mellon INVESTMENT FUNDS VI,

On Behalf of BNY Mellon Balanced Opportunity Fund

By: /s/ James Windels
James Windels

Treasurer